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Anchor & Hope

Winery

310 Bourne Ave, Building 82
Rumford, RI 02916
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Anchor & Hope is seeking investment to build a tasting room and event space overlooking the Seekonk River in Rumford, RI.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Anchor & Hope is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

VIP Investor Invest $1,000 or more to qualify. Unlimited available

Exclusive A&H swag box

Platinum Investor Invest $5,000 or more to qualify. Unlimited available

2 invitations to an exclusive wine dinner prior to our grand opening.

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OUR STORY

James Davids (California native and traveling winemaker) and Marissa Stashenko (Massachusetts native, entrepreneur and marketer) left California in 2018 to build a winery in Providence, RI. Anchor and Hope produces and imports wines in collaboration with farmers and winemakers the team has worked with over the years. The vineyards are located in Rhode Island, Massachusetts, New York, California, Oregon and Germany. Quality, sustainability and value are core to the brand alongside simple, truthful marketing.

Anchor & Hope wines are currently available in retail shops and restaurants throughout RI, MA, ME, NY, CT and SC in kegs, cans and bottles.
The company is at the forefront of modern packaging trends with their focus on packaging their wines into kegs and cans. Both of which are more sustainable, economical and convenient than bottles in many situations.
The tasting room will feature unique products made from locally grown grapes. These wines include sparkling wines like Piquette and Pétillant Natural, as well as still wines from both vinifera and hybrid varietals.
The tasting room is an opportunity for the company to educate patrons on sustainable winemaking in a challenging climate for growing grapes.
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THE WINE
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Over the past two years, the most asked question from customers has always been: 'Do you have a tasting room?' Or 'Are you going to open a tasting room?' The answer is finally YES!

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THE LOCATION

Anchor & Hope is located at Phillipsdale Landing, a historic copper wire mill in Rumford, RI. 150 year old red bricks and patinated metal line a quiet and serene waterfront along the Seekonk River.

Swans, herrons and eagles move across water and sky, as schools of Bluefish and Striped Bass make their way into the shallows.
The complex is thriving with creativty: our neighbors include artisan woodworkers and sculptors, a leather shop, fitness studios and a community non-profit market.
Located within the Southern New England AVA and close to local vineyard sites along the coast of MA/RI/CT.
10 minutes to Providence / 1 hr to Boston.
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THE VISION

This waterfront vista is the perfect spot to take in the scenery and enjoy wine and food with friends. While a wine experience is at the core, it's not just about wine. This space will offer much more to both patrons and the community:

Wine Tasting Room
Café
Gourmet Market (w/ a focus of sourcing from local vendors)
Event Space
Arts / Performing Arts Venue
Culinary Center / Pop-Up Kitchen
Community Meeting Space
Winemaking & Wine Appreciation Classes
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THE OPPORTUNITY
Limited local wineries, none in Providence or East Providence
Demand for Anchor & Hope to have a tasting room from loyal customer base
Universal interest in wine and wine education
Lack of small to medium sized event spaces and venues
Provides a stage for start up food businesses, up & coming chefs, musicians & artists
Demand for more cafés, work spaces, and indoor public meeting spaces
Helps support other local producers
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THE SPACE
The back 4,000 SF of our 15,000 SF space is dedicated for the tasting room.
There is a glass wall that provides a beautiful view of the river.
There is an additional 1,400 SF of outdoor space that will be available for guests, weather permitting.
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The tasting room has a view into the production area, so that guests can see the barrels and tanks, and generally what is going on in the cellar on any given day.
Most available beverages will be served on tap, as a goal is to always be as environmentally friendly as possible.
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TIMING
Aiming to be open by Summer 2022
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PRESS
From German farms to a R.I. industrial building: This winery focuses on sustainability - The Boston Globe

Anchor & Hope Wine, based out of East Providence, partners with small family farms in California, Oregon, and Germany.

Rumford winery crushes it with new product and plans for tasting room

Old Rumford mill is being put to good use.

Wine on tap

Vino-filled kegs are rolling out of a new craft winery in Rumford

Delicious and playful, these canned reds redefine local - The Boston Globe

California winemaker James Davids and Massachusetts native Marissa Stashenko are the couple behind Anchor & Hope, a Rhode Island-based négociant.

Negociant winery on environmental mission encourages more-responsible packaging - Providence Business News

James Davids and Marissa Stashenko have started a new business in Rhode Island with old roots. As a negociant, Enotap LLC works with small family winegrowers in multiple wine-growing regions. The business takes raw wine into a production facility in East Providence, where it is packaged for distribution. Long active in the wine industry, Davids... [...]

New releases: A gin from ISCO and wine series from Anchor & Hope

A new gin and artist series have debuted from local distillery and winery

Celebrate National Rosé Day with Anchor and Hope Wine - Rhode Island Monthly

It's not always convenient to bring a glass bottle of wine out and about on summer adventures, but Anchor and Hope has solved that problem with canned wines. Rhode Island-based wine négociant Anchor and Hope offers canned wines in five varieties, sauvignon blanc, Grüner Veltliner, chardonnay, reisling, rosé and pinot noir.

Celebrating National Rosé Day with local wine

June 12 is National Rosé Day, so we are raising a glass with local wine company "Anchor & Hope". Anchor & Hope is a Rhode Island-based négociant founded by California native and...

Anchor and Hope Winery Drops Anchor in Rhode Island - Rhode Island Monthly

Anchor and Hope winery curates high-quality reds, whites and a rose in Rhode Island using the best grape harvests from small family vineyards in California, Oregon and Germany.

Say Cheers with RI-Made Canned Cocktails - Rhode Island Monthly

Hard seltzers, canned wines and ciders from Rhode Island alcoholic beverage producers help us make the most of summer days.

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THE TEAM
James Davids
Co-Owner / Winemaker / Production

UC Davis Viticulture and Enology graduate with 20 years of experience in the wine industry (US and abroad), including founding and operating Oro En Paz Winery in San Francisco.

4 years as winemaker for our current supplier Groehl in Germany.

Marissa Stashenko
Co-Owner / President

Babson MBA w/ 15+ years of Marketing & Sales experience and a strong entrepreneurial drive.

Experience working on large retail and entertainment brands: Gap Inc, Shutterfly, Eddie Bauer, Harry & David, Netflix, ABC, NBC

International experience in the equestrian industry (worked for member of the US Olympic Team)

Brian Hart
Assistant Winemaker / Brand Rep

Graduated from Johnson Wales University with a business degree, concentration in entrepreneurship and minor in sommelier.

Wine sales experience

Extremely hardworking and passionate

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ANCHOR & HOPE PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Tasting Room Build-Out $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$983,500	$1,971,000	$2,814,800	$3,339,720	$4,053,522
Cost of Goods Sold	$377,282	$532,630	$772,869	$1,013,276	$1,309,164
Gross Profit	$606,218	$1,438,370	$2,041,931	$2,326,444	$2,744,358

EXPENSES

Rent	$73,713	$75,588	$82,500	$82,500	$82,500
Utilities	$24,000	$24,000	$24,000	$24,000	$24,000
Salaries	$158,200	$276,000	$450,000	$550,000	$700,000
Operating Costs	$62,059	$64,900	$75,100	$96,500	$102,500
Advertising & Marketing	$46,500	$54,000	$62,000	$73,500	$85,000
General & Admin Expenses	$43,620	$49,824	$57,900	$62,400	$76,900
Legal & Professional Fees	$6,000	$14,000	$20,000	$35,000	$35,000
Operating Profit	$192,126	$880,058	$1,270,431	$1,402,544	$1,638,458

This information is provided by Anchor & Hope. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $100,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends June 3rd, 2022
Summary of Terms
Legal Business Name Enotap LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2027
Financial Condition

Anchor & Hope (Enotap LLC) was established in March 2018 and has since achieved the following milestones:

2018 - Established business, obtained federal, state and local licenses, made wine during 2018 harvest, built out 5k SF production facility in Rumford RI.

2019 - Launched with our wines in kegs only in August of 2019 and generated $37k in revenue Aug - Dec 2019 via self distribution only.

2020 - Grew sales to $404k. Started packaging/selling our wines in bottles & cans (in addition to kegs). Partnered with a distributor for MA/ME/RI in January, then NY/CT in November. Hired our first full time employee in November 2020.

2021 - Held onto market share despite challenging pandemic conditions (achieved $441k in revenue). Moved to 15k SF space and began developing plans for community/event space.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Anchor & Hope to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Anchor & Hope operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Anchor & Hope competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Anchor & Hope's core business or the inability to compete successfully against the with other competitors could negatively affect Anchor & Hope's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Anchor & Hope's management or vote on and/or influence any managerial decisions regarding Anchor & Hope. Furthermore, if the founders or other key personnel of Anchor & Hope were to leave Anchor & Hope or become unable to work, Anchor & Hope (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Anchor & Hope and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Anchor & Hope is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Anchor & Hope might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Anchor & Hope is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Anchor & Hope

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Anchor & Hope's financial performance or ability to continue to operate. In the event Anchor & Hope ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Anchor & Hope nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Anchor & Hope will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Anchor & Hope is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Anchor & Hope will carry some insurance, Anchor & Hope may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Anchor & Hope could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Anchor & Hope's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Anchor & Hope's management will coincide: you both want Anchor & Hope to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Anchor & Hope to act conservative to make sure they are best equipped to repay the Note obligations, while Anchor & Hope might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Anchor & Hope needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Anchor & Hope or management), which is responsible for monitoring Anchor & Hope's compliance with the law. Anchor & Hope will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Anchor & Hope is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Anchor & Hope fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Anchor & Hope, and the revenue of Anchor & Hope can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Anchor & Hope to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Anchor & Hope. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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